Filed Pursuant to Rule 424(b)(3)
Registration No. 333-181777

KBS LEGACY PARTNERS APARTMENT REIT, INC.
SUPPLEMENT NO. 10 DATED OCTOBER 2, 2013
TO THE PROSPECTUS DATED MARCH 8, 2013

This document supplements, and should be read in conjunction with, the prospectus of KBS Legacy Partners Apartment REIT, Inc. dated March 8, 2013, as supplemented by supplement no. 1 dated April 10, 2013 and supplement no. 8 dated August 8, 2013. This supplement no. 10 supercedes and replaces supplements no. 2 through 7 and supplement no. 9 to the prospectus. As used herein, the terms “we,” “our” and “us” refer to KBS Legacy Partners Apartment REIT, Inc. and, as required by context, KBS Legacy Partners Limited Partnership, which we refer to as our “Operating Partnership,” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	updated suitability standards for our offering applicable to California and New Mexico investors;

•	the status of the offering;

•	information with respect to our real estate investments, including outstanding debt obligations;

•	selected financial data;

•	funds from operations and modified funds from operations for the six months ended June 30, 2013 and 2012 and for the years ended December 31, 2012 and 2011;

•	distributions declared and paid;

•	distributions declared for August through October 2013;

•	fees earned by and expenses reimbursable to our advisor and the dealer manager;

•	information regarding our share redemption program;

•	updated risk factors;

•	the adoption of our amended and restated dividend reinvestment plan;

•	updated information related to Federal Income Tax Considerations;

•	an amendment to our advisory agreement with our advisor, KBS Capital Advisors;

•	information regarding experts; and

•	information incorporated by reference.
Suitability Standards
As previously disclosed, commencing on June 17, 2013, the following disclosure has replaced the information applicable to investors in the states of California and New Mexico, respectively, in the section captioned “Suitability Standards” on page i of the prospectus:

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California – Investors must have either (a) a net worth of at least $350,000; or (b) gross annual income of at least $70,000 and a net worth of at least $150,000. In addition, shares will only be sold to California residents that have a net worth of at least ten times their investment in us.

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New Mexico – Investors must have either (a) a net worth of at least $250,000; or (b) gross annual income of at least $70,000 and a net worth of at least $70,000. In addition to the general suitability standards listed in the preceding sentence, investors in the state of New Mexico must have a liquid net worth of at least ten times their investment in us, our affiliates and other non-traded real estate investment trusts.

Status of the Offering
We ceased our initial public offering on March 12, 2013, and on March 13, 2013, we commenced offering shares to the public pursuant to this follow-on offering. In connection with our follow-on offering, we have registered up to $2,000,000,000 of shares of common stock for sale to the public and up to an additional $760,000,000 of shares of common stock pursuant to the dividend reinvestment plan. As of September 27, 2013, we had sold 582,833 shares of common stock in this follow-on offering for gross offering proceeds of $6.0 million, including 249,976 shares of common stock under the dividend reinvestment plan for gross offering proceeds of $2.5 million. Accordingly, as of September 27, 2013, there were $1.994 billion of shares of common stock available for sale in this follow-on offering and $757.5 million of shares of common stock available for sale pursuant to the dividend reinvestment plan.

We currently expect to offer shares in this primary offering until March 8, 2015. If we decide to continue this primary offering beyond March 8, 2015, we will provide that information in a prospectus supplement. We may continue to offer shares under our dividend reinvestment plan after the primary offering terminates until we have sold $760,000,000 of shares through the reinvestment of distributions. In many states, we will need to renew the registration statement or file a new registration statement annually to continue this offering beyond the one year registration period permitted under many states' securities laws. We may terminate this offering at any time.
Real Estate Investment Summary
As of June 30, 2013, we owned nine apartment complexes, containing 2,599 units and encompassing 2.5 million rentable square feet, which were 94% occupied. The following table provides summary information regarding these properties:

Property	Location	Date Acquired	Number of Units	Purchase Price (1) (in thousands)	Monthly Rent (2)	Average Monthly Rent per Leased Unit (3)	Occupancy (4)
Legacy at Valley Ranch	Irving, TX	10/26/2010	504	$36,707	$458,843	$944.12	96%
Poplar Creek	Schaumburg, IL	02/09/2012	196	27,599	233,095	1,239.87	96%
The Residence at Waterstone	Pikesville, MD	04/06/2012	255	66,412	446,262	1,851.71	95%
Legacy Crescent Park	Greer, SC	05/03/2012	240	21,213	189,230	822.74	96%
Legacy at Martin's Point	Lombard, IL	05/31/2012	256	35,901	288,047	1,200.20	94%
Wesley Village	Charlotte, NC	11/06/2012	301	46,374	325,625	1,162.95	93%
Watertower Apartments	Eden Prairie, MN	01/15/2013	228	38,954	283,914	1,290.52	96%
Crystal Park at Waterford	Frederick, MD	05/08/2013	314	46,011	365,329	1,281.86	91%
Millennium Apartment Homes	Greenville, SC	06/07/2013	305	34,056	261,160	932.71	92%
			2,599	$353,227	$2,851,505	$1,163.88	94%

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(1) Purchase price includes acquisition fees and closing costs.
(2) Monthly rent is based on the aggregate contractual rent from leases in effect as of June 30, 2013, adjusted to reflect any contractual tenant concessions.
(3) Monthly rent per leased unit is calculated as the aggregate contractual rent from leases in effect as of June 30, 2013, adjusted to reflect any contractual tenant concessions, divided by the number of leased units.
(4) Occupancy percentage is calculated as the number of occupied units divided by the total number of units of the property as of June 30, 2013.
Outstanding Debt Obligations
As of June 30, 2013, our borrowings and other liabilities were approximately 64% of the cost (before depreciation or other noncash reserves) of our tangible assets. The following table details our outstanding notes payable as of June 30, 2013 (dollars in thousands):

	Outstanding Principal Balance	Contractual Interest Rate (1)	Payment Type	Maturity Date	% of Indebtedness
Legacy at Valley Ranch Mortgage Loan	$32,500	3.9%	Principal & Interest (2)	04/01/2019	13%
Poplar Creek Mortgage Loan	20,400	4.0%	Principal & Interest (2)	03/01/2019	8%
The Residence at Waterstone Mortgage Loan	47,905	3.8%	Principal & Interest (2)	05/01/2019	20%
Legacy Crescent Park Mortgage Loan	14,560	3.5%	Principal & Interest (3)	06/01/2019	6%
Legacy at Martin's Point Mortgage Loan	23,000	3.3%	Principal & Interest (2)	06/01/2019	10%
Wesley Village Mortgage Loan	29,250	2.6%	Principal & Interest (4)	12/01/2017	12%
Watertower Mortgage Loan	25,000	2.5%	Principal & Interest (2)	02/10/2018	10%
Crystal Park Mortgage Loan	29,380	2.5%	Principal & Interest (4)	06/01/2018	12%
Millennium Mortgage Loan	21,840	2.7%	Principal & Interest (4)	07/01/2018	9%
Wells Fargo Line of Credit	—	One-month LIBOR + 3.00%	(5)	10/19/2013	—%
	$243,835				100%

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(1) Contractual interest rate represents the interest rate in effect under the loan as of June 30, 2013.
(2) Monthly payments are interest-only during the first two years of the loan. Beginning with the third year of the loan, monthly payments include principal and interest with principal payments calculated using an amortization schedule of 30 years.
(3) Monthly payments are interest-only during the first year of the loan. Beginning with the second year of the loan, monthly payments include principal and interest with principal payments calculated using an amortization schedule of 30 years.
(4) Monthly payments include principal and interest with principal payments calculated using an amortization schedule of 30 years.
(5) On April 19, 2013, we entered into a fully recourse, unsecured, non-revolving line of credit in an amount up to $25.0 million. As of June 30, 2013, we had not made a draw on the Wells Fargo Line of Credit.

Selected Financial Data
The following selected financial data should be read in conjunction with our consolidated financial statements and the notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in our Annual Report on Form 10-K for the year ended December 31, 2012 and our Quarterly Report on Form 10-Q for the six months ended June 30, 2013 (in thousands, except share and per share amounts):

	June 30, 2013	December 31, 2012	December 31, 2011

Balance sheet data
Total real estate, net	$334,678	$222,575	$34,592
Total assets	376,618	261,850	60,521
Total liabilities	250,432	173,272	25,990
Redeemable common stock	3,682	2,006	350
Total stockholders' equity	122,504	86,572	34,181

	For the Six Months Ended		For the Years Ended
	June 30, 2013	June 30, 2012	December 31, 2012	December 31, 2011

Operating data
Total revenues	$14,642	$5,833	$16,105	$5,372
Net loss	(5,503)	(5,954)	(10,233)	(2,093)
Net loss per common share - basic and diluted	(0.33)	(0.88)	(1.16)	(1.21)

Other data
Cash flows provided by (used in) operating activities	$1,257	$(840)	$(1,533)	$(845)
Cash flows used in investing activities	(116,309)	(148,427)	(196,336)	(1,595)
Cash flows provided by financing activities	117,708	147,260	206,646	22,387

Distribution declared	$5,362	$2,194	$5,724	$1,127
Distributions declared per common share (1)	0.322	0.322	0.650	0.650

Weighted-average number of common shares outstanding, basic and diluted	16,629,413	6,801,101	8,801,166	1,734,410

Reconciliation of funds from operations (2)
Net loss	$(5,503)	$(5,954)	$(10,233)	$(2,093)
Depreciation of real estate assets	3,565	1,307	3,841	858
Amortization of leased-related costs	2,597	1,849	4,171	1,032
FFO	$659	$(2,798)	$(2,221)	$(203)

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(1) Distributions declared per common share assumes each share was issued and outstanding each day from January 1, 2011 through June 30, 2013. Distributions for the period from January 1, 2011 through February 28, 2012 and March 1, 2012 through June 30, 2013 are based on daily record dates and calculated at a rate of $0.00178082 per share per day.
(2) We believe that funds from operations (“FFO”) is a beneficial indicator of the performance of an apartment REIT. We compute FFO in accordance with the current National Association of Real Estate Investment Trusts (“NAREIT”) definition. FFO represents net income, excluding gains and losses from sales of operating real estate assets (which can vary among owners of identical assets in similar conditions based on historical cost accounting and useful-life estimates), impairment losses on real estate assets, depreciation and amortization of real estate assets, and adjustments for unconsolidated partnerships and joint ventures. We believe FFO facilitates comparisons of operating performance between periods and among other REITs. However, our computation of FFO may not be comparable to other REITs that do not define FFO in accordance with the current NAREIT definition or that interpret the current NAREIT definition differently than we do. Our management believes that historical cost accounting for real estate assets in accordance with U.S. generally accepted accounting principles (“GAAP”) implicitly assumes that the value of real estate assets diminishes predictably over time. Since real estate values have historically risen or fallen with market conditions, many industry investors and analysts have considered the presentation of operating results for real estate companies that use historical cost accounting to be insufficient by themselves. As a result, we believe that the use of FFO, together with the required GAAP presentations, provides a more complete understanding of our performance relative to our competitors and a more informed and appropriate basis on which to make decisions involving operating, financing, and investing activities.
FFO is a non-GAAP financial measure and does not represent net income as defined by GAAP. Net income as defined by GAAP is the most relevant measure in determining our operating performance because FFO includes adjustments that investors may deem subjective, such as adding back expenses such as depreciation and amortization. Investors should use caution when using non-GAAP performance measures, such as FFO, to make investment decisions. Accordingly, FFO should not be considered as an alternative to net income as an indicator of our operating performance.

Funds from Operations and Modified Funds from Operations
We believe that FFO is a beneficial indicator of the performance of an equity REIT. We compute FFO in accordance with the current NAREIT definition. FFO represents net income, excluding gains and losses from sales of operating real estate assets (which can vary among owners of identical assets in similar conditions based on historical cost accounting and useful-life estimates), impairment losses on real estate assets, depreciation and amortization of real estate assets, and adjustments for unconsolidated partnerships and joint ventures. We believe FFO facilitates comparisons of operating performance between periods and among other REITs. However, our computation of FFO may not be comparable to other REITs that do not define FFO in accordance with the NAREIT definition or that interpret the current NAREIT definition differently than we do. Our management believes that historical cost accounting for real estate assets in accordance with GAAP implicitly assumes that the value of real estate assets diminishes predictably over time. Since real estate values have historically risen or fallen with market conditions, many industry investors and analysts have considered the presentation of operating results for real estate companies that use historical cost accounting to be insufficient by themselves. As a result, we believe that the use of FFO, together with the required GAAP presentations, provides a more complete understanding of our performance relative to our competitors and provides a more informed and appropriate basis on which to make decisions involving operating, financing, and investing activities.
Changes in accounting rules have resulted in a substantial increase in the number of non-operating and non-cash items included in the calculation of FFO. Items such as acquisition fees and expenses which had previously been capitalized prior to 2009, are currently expensed and accounted for as operating expenses. As a result, our management also uses modified funds from operations (“MFFO”) as an indicator of our ongoing performance as well as our dividend sustainability. MFFO excludes from FFO: acquisition fees and expenses; adjustments related to contingent purchase price obligations; amounts relating to straight-line rents and amortization of above and below market intangible lease assets and liabilities; accretion of discounts and amortization of premiums on debt investments; amortization of closing costs relating to debt investments; impairments of real estate-related investments; mark‑to‑market adjustments included in net income; and gains or losses included in net income for the extinguishment or sale of debt or hedges. We compute MFFO in accordance with the definition of MFFO included in the practice guideline issued by the Investment Program Association (“IPA”) in November 2010. Our computation of MFFO may not be comparable to other REITs that do not compute MFFO in accordance with the current IPA definition or that interpret the current IPA definition differently than we do.
We believe that MFFO is helpful as a measure of ongoing operating performance because it excludes costs that management considers more reflective of investing activities and other non-operating items included in FFO.  Management believes that excluding acquisition costs from MFFO provides investors with supplemental performance information that is consistent with management’s analysis of the operating performance of the portfolio over time, including periods after our acquisition stage.  MFFO also excludes non-cash items such as straight-line rental revenue.  Additionally, we believe that MFFO provides investors with supplemental performance information that is consistent with the performance indicators and analysis used by management, in addition to net income and cash flows from operating activities as defined by GAAP, to evaluate the sustainability of our operating performance.  MFFO provides comparability in evaluating the operating performance of our portfolio with other non-traded REITs which typically have limited lives with short and defined acquisition periods and targeted exit strategies.  MFFO, or an equivalent measure, is routinely reported by non-traded REITs, and we believe often used by analysts and investors for comparison purposes.  However, MFFO has limitations as a performance measure during the offering stage for non-traded REITs where the price of a share of common stock is a stated value and the net asset value is not established during the offering stage and for a period thereafter. As a result, MFFO should not be used as a metric to determine or evaluate the net asset value.
FFO and MFFO are non-GAAP financial measures and do not represent net income as defined by GAAP. Net income as defined by GAAP is the most relevant measure in determining our operating performance because FFO and MFFO include adjustments that investors may deem subjective, such as adding back expenses such as depreciation and amortization and the other items described above. Accordingly, FFO and MFFO should not be considered as alternatives to net income as an indicator of our current and historical operating performance. In addition, FFO and MFFO do not represent cash flows from operating activities determined in accordance with GAAP and should not be considered an indication of our liquidity. We believe FFO and MFFO, in addition to net income and cash flows from operating activities as defined by GAAP, are meaningful supplemental performance measures.

Although MFFO includes other adjustments, the exclusion of acquisition fees and expenses is the most significant adjustment for the periods presented.  We have excluded this item based on the following economic considerations:

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Acquisition fees and expenses.  Acquisition costs related to the acquisition of real estate are expensed.  Although these amounts reduce net income, we exclude them from MFFO to more appropriately present the ongoing operating performance of our real estate investments on a comparative basis.  Additionally, acquisition costs to date have been funded from the proceeds from our offerings and debt financings and not from our operations.  We believe this exclusion is useful to investors as it allows investors to more accurately evaluate the sustainability of our operating performance.

Our calculation of FFO, which we believe is consistent with the calculation of FFO as defined by NAREIT, is presented in the following table, along with our calculation of MFFO, for the six months ended June 30, 2013 and 2012 and for the years ended December 31, 2012 and 2011 (in thousands). No conclusions or comparisons should be made from the presentation of these periods.

	For the Six Months Ended		For the Years Ended
	June 30, 2013	June 30, 2012	December 31, 2012	December 31, 2011
Net loss	$(5,503)	$(5,954)	$(10,233)	$(2,093)
Depreciation of real estate assets	3,565	1,307	3,841	858
Amortization of lease-related costs	2,597	1,849	4,171	1,032
FFO	659	(2,798)	(2,221)	(203)
Real estate acquisition fees and expenses to affiliate	1,186	1,507	1,969	—
Real estate acquisition fees and expenses	956	1,420	1,584	23
Amortization of premium on note payable	—	(395)	(395)	(75)
Prepayment penalty on early payoff of note payable	—	451	451	—
MFFO	$2,801	$185	$1,388	$(255)

FFO and MFFO may also be used to fund all or a portion of certain capitalizable items that are excluded from FFO and MFFO, such as tenant improvements, building improvements and deferred leasing costs.
Information with Respect to Distributions Declared and Paid
Until we have fully invested the proceeds of our public offerings, and for some period after our offering stage, we may not be able to pay distributions solely from our cash flows from operating activities or FFO, in which case distributions may be paid in whole or in part from debt financing and/or proceeds from the issuance of common stock. Distributions declared, distributions paid and cash flows from (used in) operating activities were as follows for our last fiscal year and our current fiscal year to date (in thousands, except per share amounts):

			Distributions Paid (3)				Source of Distributions Paid
Period	Distributions Declared (1)	Distribution Declared Per Share (1)(2)	Cash	Reinvested	Total	Cash Flows From (Used in) Operating Activities	Amount Paid from Cash Flows From Operating Activities/ Percentage of Distributions Paid		Amount Paid from Borrowings/ Percentage of Distributions Paid
First Quarter 2012	$907	$0.160	$449	$340	$789	$(1,899)	$—	/ 0%	$789	/ 100%
Second Quarter 2012	1,287	0.162	671	507	1,178	1,059	1,059	/ 90%	119	/ 10%
Third Quarter 2012	1,598	0.164	878	628	1,506	669	669	/ 44%	837	/ 56%
Fourth Quarter 2012	1,932	0.164	1,040	754	1,794	(1,362)	—	/ 0%	1,794	/ 100%
First Quarter 2013	2,416	0.160	1,221	925	2,146	753	753	/ 35%	1,393	/ 65%
Second Quarter 2013	2,946	0.162	1,680	1,251	2,931	504	504	/ 17%	2,427	/ 83%
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(1) Distributions for the period from January 1, 2012 through February 28, 2012 and March 1, 2012 through June 30, 2013 are based on daily record dates and are calculated at a rate of $0.00178082 per share per day.
(2) Assumes shares were issued and outstanding each day during the periods presented.
(3) Distributions are paid on a monthly basis. We have historically paid distributions for all record dates of a given month approximately 15 days following month end. However, commencing with distributions for November 2012 record dates, distributions are paid on or about the first business day of the following month.

For the year ended December 31, 2012, we paid aggregate distributions of $5.3 million, including $3.1 million of distributions paid in cash and $2.2 million of distributions reinvested through our dividend reinvestment plan. Negative FFO for the year ended December 31, 2012 was $2.2 million and cash flow used in operations was $1.5 million. We funded our total distributions paid, which includes cash distributions and dividends reinvested by stockholders, with $1.7 million of cash flows from operations from the second and third quarters of 2012 and $3.6 million of debt financing.
For the six months ended June 30, 2013, we paid aggregate distributions of $5.1 million, including $2.9 million of distributions paid in cash and $2.2 million of distributions reinvested through our dividend reinvestment plan. FFO for the six months ended June 30, 2013 was $0.7 million and cash flows provided by operations was $1.3 million. We funded our total distributions paid with $1.3 million of cash flows from operations and $3.8 million of debt financing. For the purposes of determining the source of our distributions paid, we assume first that we use cash flows from operations from the relevant periods to fund distribution payments. All non-operating expenses (including general and administrative expenses to the extent not covered by cash flows from operations), debt service and other obligations are assumed to be paid from gross offering proceeds as permitted by our offering documents and loan agreement. See the reconciliation of FFO to net loss above.
From inception through June 30, 2013, we paid aggregate distributions of $11.2 million, including net cash distributions and dividends reinvested by stockholders, and our cumulative net loss for the same period was $19.9 million. To the extent that we pay distributions from sources other than our cash flow from operations, we will have less funds available for investment in properties and other assets, the overall return to our stockholders may be reduced and subsequent investors will experience dilution.
Over the long-term, we expect that a greater percentage of our distributions will be paid from cash flow from operations and FFO (except with respect to distributions related to sales of our assets). However, our operating performance cannot be accurately predicted and may deteriorate in the future due to numerous factors, including those discussed under “Risk Factors” in the prospectus. Those factors include: the future operating performance of our investments in the existing real estate and financial environment; our ability to identify investments that are suitable to execute our investment objectives; the success and economic viability of our tenants; changes in interest rates on our variable rate debt obligations; and the level of participation in our dividend reinvestment plan. In the event our FFO and/or cash flow from operations decrease in the future, the level of our distributions may also decrease. In addition, future distributions declared and paid may exceed FFO and/or cash flow from operations.
Distributions Declared for August through October 2013
On July 8, 2013, our board of directors declared distributions based on daily record dates for the period from August 1, 2013 through August 31, 2013, which we paid in September 2013. On August 6, 2013, our board of directors declared distributions based on daily record dates for the period from September 1, 2013 through September 30, 2013, which we paid in October 2013, and distributions based on daily record dates for the period from October 1, 2013 through October 31, 2013, which we expect to pay in November 2013. Investors may choose to receive cash distributions or purchase additional shares through our dividend reinvestment plan.
Distributions for these periods will be calculated based on stockholders of record each day during these periods at a rate of $0.00178082 per share per day and if paid each day for a 365-day period, would equal a 6.5% annualized rate based on a purchase price of $10.00 per share or a 6.1% annualized rate based on the current offering price of $10.68 per share.

Fees Earned by and Expenses Reimbursable to Our Advisor and the Dealer Manager
Summarized below are the fees earned by and expenses reimbursable to our advisor and the dealer manager for the six months ended June 30, 2013 and 2012 and for the year ended December 31, 2012, respectively, and any related amounts payable as of June 30, 2013 and December 31, 2012 (in thousands):

	Incurred			Payable as of
	Six Months Ended June 30, 2013	Six Months Ended June 30, 2012	Year Ended December 31, 2012	June 30, 2013	December 31, 2012
Form of Compensation
Organization and Offering Stage
Selling commissions	$2,617	$2,460	$4,668	$—	$—
Dealer manager fees	1,549	1,223	2,358	—	—
Reimbursable other offering costs	448	2,592	3,408	72	35
Acquisition and Development Stage
Acquisition fees on real properties	1,186	1,507	1,969	—	—
Operational Stage
Asset management fees (1)	1,432	508	1,521	1,214	—
Reimbursable operating expenses (2)	218	29	602	6	39
Related party interest expense	—	10	10	—	—
Property management fees	92	30	106	—	—
Origination fees on unsecured note payable due to affiliate	—	—	—	—	—
Operational and Liquidation/Listing Stage
Disposition fee	—	—	—	—	—
Subordinated participation in net cash flows	—	—	—	—	—
Subordinated incentive listing fee	—	—	—	—	—
	$7,542	$8,359	$14,642	$1,292	$74

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(1) On January 8, 2013, we entered into an amendment to the advisory agreement with our advisor, which defers our obligation to pay asset management fees, without interest, accruing from February 1, 2013 through July 31, 2013. We will only be obligated to pay our advisor such deferred amounts if and to the extent that our funds from operations, as such term is defined by the NAREIT and interpreted by us, as adjusted for the effects of straight-line rents and acquisition costs and expenses (“AFFO”) for the immediately preceding month exceeds the amount of distributions declared for record dates of such prior month (an “AFFO Surplus”). The amount of any AFFO Surplus in a given month shall be applied first to pay to our advisor asset management fees currently due with respect to such month (including any that would otherwise have been deferred for that month in accordance with this amendment) and then to pay asset management fees previously deferred by our advisor in accordance with this amendment that remain unpaid. As of June 30, 2013, we accrued $1.2 million of asset management fees for February through June 2013 as we believe the payment of this amount to our advisor is probable.
(2) In addition, our advisor may seek reimbursement for employee costs under the Advisory Agreement. We have reimbursed our advisor for our allocable portion of the salaries, benefits and overhead of internal audit department personnel providing services to us. These amounts totaled $31,000, $29,000 and $74,000 for the six months ended June, 2013 and 2012 and for the year ended December 31, 2012, respectively, and were the only employee costs reimbursable under the Advisory Agreement through June 30, 2013. We will not reimburse for employee costs in connection with services for which KBS Capital Advisors earns acquisition or disposition fees (other than reimbursement of travel and communication expenses) or for the salaries or benefits the Advisor or its affiliates may pay to our executive officers.
Share Redemption Program
Our share redemption program contains numerous restrictions on your ability to redeem your shares. Among other restrictions, during each calendar year, redemptions are limited to the amount of net proceeds from the sale of shares under our dividend reinvestment plan during the prior calendar year. This restriction may significantly limit your ability to have your shares redeemed pursuant to our share redemption program. During the year ended December 31, 2012, our net proceeds from the dividend reinvestment plan were $2.2 million. During the six months ended June 30, 2013, we redeemed $0.7 million of shares of common stock, which represented all redemption requests received in good order and eligible for redemption through the June 30, 2013 redemption date. The average price paid by us to redeem shares during the six months ended June 30, 2013 was $9.50 per share. Based on the amount of net proceeds raised from the sale of shares under the dividend reinvestment plan during 2012 and redemptions through June 30, 2013, we may redeem up to $1.5 million of shares for the remainder of 2013.
Our board of directors may amend, suspend or terminate the share redemption program upon 30 days’ notice to our stockholders.

Risk Factors
Before purchasing our common stock, you should carefully consider the following risks as well as those described in the prospectus.
We have paid distributions from financings and expect that in the future we may not pay distributions solely from our cash flow from operations. To the extent that we pay distributions from sources other than our cash flow from operations, we will have less funds available for investment in properties and other assets, the overall return to our stockholders may be reduced and subsequent investors will experience dilution.
Our organizational documents permit us to pay distributions from any source, including offering proceeds or borrowings (both of which may constitute a return of capital). We have paid distributions from financings and expect that in the future we may not pay distributions solely from our cash flow from operations, in which case distributions may be paid in whole or in part from debt financing. We may also fund such distributions from the sale of assets. To the extent that we pay distributions from sources other than our cash flow from operations, we will have fewer funds available for investment in real estate properties and other real estate-related investments, the overall return to our stockholders may be reduced and subsequent investors will experience dilution. We expect to have little, if any, cash flow from operations available for distribution until we make substantial investments. In addition, to the extent distributions exceed cash flow from operations, a stockholder’s basis in our stock will be reduced and, to the extent distributions exceed a stockholder’s basis, the stockholder may recognize capital gain. There is no limit on the amount of distributions we may fund from sources other than from cash flows from operations.
For the year ended December 31, 2012, we paid aggregate distributions of $5.3 million, including $3.1 million of distributions paid in cash and $2.2 million of distributions reinvested through our dividend reinvestment plan. Negative FFO for the year ended December 31, 2012 was $2.2 million and cash flow used in operations was $1.5 million. We funded our total distributions paid, which includes cash distributions and dividends reinvested by stockholders, with $1.7 million of cash flows from operations from the second and third quarters of 2012 (33%) and $3.6 million of debt financing (67%). For the year ended December 31, 2012, funds from operations represented 0% of total distributions paid.
For the six months ended June 30, 2013, we paid aggregate distributions of $5.1 million, including $2.9 million of distributions paid in cash and $2.2 million of distributions reinvested through our dividend reinvestment plan. FFO for the six months ended June 30, 2013 was $0.7 million and cash flows provided by operations was $1.3 million. We funded our total distributions paid for the six months ended June 30, 2013 with $1.3 million of cash flows from operations (25%) and $3.8 million of debt financing (75%). For the six months ended June 30, 2013, funds from operations represented 13% of total distributions paid.
Amended and Restated Dividend Reinvestment Plan
As previously disclosed, on April 9, 2013, our board of directors approved a third amended and restated dividend reinvestment plan (the “Amended Dividend Reinvestment Plan”), to revise a provision of the plan that allows a stockholder to terminate their participation in the plan. The Amended Dividend Reinvestment Plan reduces the advance notice that a stockholder must provide in order to terminate participation from ten business days prior to the last day of the month to which a distribution relates, to four business days prior to the last business day of the month to which a distribution relates. The Amended Dividend Reinvestment Plan became effective for purchases under the plan on or after April 20, 2013.
There were no other changes to the Amended Dividend Reinvestment Plan. Appendix A to this prospectus supplement contains the full text of the Amended Dividend Reinvestment Plan as currently in effect.
Update to Federal Income Tax Considerations
As previously disclosed, the U.S. Department of the Treasury and the Internal Revenue Service, or the IRS, has issued comprehensive final regulations implementing the information reporting and withholding tax provisions commonly known as the Foreign Account Tax Compliance Act, or FATCA. As a result of the issuance by the IRS of the final regulations of FATCA, commencing on June 17, 2013, the following disclosure replaced the information appearing in the section captioned “Federal Income Tax Considerations - Taxation of Stockholders - Taxation of Foreign Stockholders - Foreign Accounts” beginning on page 132 of the prospectus:
Foreign Accounts. Sections 1471 through 1474 of the Code and the Treasury Regulations promulgated thereunder (“FATCA”) generally impose a withholding tax of 30% on certain gross amounts of income not effectively connected with a U.S. trade or business paid to certain “foreign financial institutions” and certain other U.S.-owned “non-financial foreign entities,” unless various information reporting requirements are satisfied. Amounts subject to withholding under FATCA include dividends paid on our common stock on or after January 1, 2014, and gross proceeds from the sale of our common stock paid on or after January 1, 2017. To avoid withholding under FATCA, non-U.S. holders that are subject to these rules generally will be obligated to comply with certain information reporting and disclosure requirements, including, in the case of any “foreign financial institution,” entering into an agreement with the IRS or registering with the tax authority in its country of tax residence, if that country has entered into and implemented an “intergovernmental agreement” with the United States on FATCA. Non-U.S. holders are encouraged to consult their own tax advisers regarding the possible application of FATCA to their investment in our stock.
Advisory Agreement Amendment
On August 14, 2013, we entered into an amendment to the advisory agreement with our advisor. The amendment reduces the asset management fee payable by us to our advisor with respect to investments in real estate to a monthly fee equal to the lesser of one-twelfth of (i) 1.0% of the amount paid or allocated to fund the acquisition, development, construction or improvement of the property (whether at or subsequent to acquisition), including acquisition expenses and budgeted capital improvement costs (regardless of the level of debt used to finance the investment), and (ii) 2.0% of the amount paid or allocated to fund the acquisition, development, construction or improvement of the property, including acquisition expenses and budgeted capital improvement costs, less any debt used to finance the investment.
In addition, the amendment defers without interest under certain circumstances, our obligation to pay asset management fees accruing from August 1, 2013. Specifically, the amendment defers our obligation to pay an asset management fee for any month in which our modified funds from operations (“MFFO”), as such term is defined in the practice guideline issued by the Investment Program Association (“IPA”) in November 2010 and interpreted by us, excluding asset management fees, does not exceed the amount of distributions declared for record dates of the corresponding month. We remain obligated to pay our advisor an asset management fee in any month in which the MFFO, excluding asset management fees, for such month exceeds the amount of distributions declared for the record dates of that month (such excess amount, an “MFFO Surplus”), but any amount of the asset management fee for such month in excess of the MFFO Surplus will also be deferred under the amendment. If the MFFO Surplus for any month exceeds the amount of the asset management fee payable for such month, any remaining MFFO Surplus will not be applied to pay asset management fee amounts previously deferred by our advisor in accordance with this amendment. However, notwithstanding the foregoing, any and all deferred asset management fees shall be immediately due and payable at such time as our stockholders have received, together as a collective group, aggregate distributions (including distributions that may constitute a return of capital for federal income tax purposes) sufficient to provide (i) a return of their net invested capital, or the amount calculated by multiplying the total number of shares purchased by stockholders by the issue price, reduced by any amounts to repurchase shares pursuant to our share redemption plan, and (ii) an 8.0% per year cumulative, non‑compounded return on such net invested capital (the “Stockholders' 8% Return”). The Stockholders' 8% Return is not based on the return provided to any individual stockholder. Accordingly, it is not necessary for each of our stockholders to have received any minimum return in order for our advisor to receive deferred asset management fees.
Experts
The consolidated financial statements and financial statement schedule of KBS Legacy Partners Apartment REIT, Inc. appearing in its Annual Report on Form 10-K for the year ended December 31, 2012 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon included therein, and are incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.
The (i) statement of revenues over certain operating expenses of Crystal Park at Waterford for the year ended December 31, 2012, incorporated by reference in this prospectus from KBS Legacy Partners Apartment REIT, Inc.'s Current Report on Form 8-K/A filed with the SEC on June 12, 2013, (ii) statement of revenues over certain operating expenses of Watertower Apartments for the year ended December 31, 2012, incorporated by reference in this prospectus from KBS Legacy Partners Apartment REIT, Inc.'s Current Report on Form 8-K/A filed with the SEC on February 26, 2013, (iii) statement of revenues over certain operating expenses of Wesley Village for the year ended December 31, 2011, incorporated by reference in this prospectus from KBS Legacy Partners Apartment REIT, Inc.'s Current Report on Form 8-K/A filed with the SEC on December 18, 2012, (iv) statement of revenues over certain operating expenses of Legacy at Martin's Point for the year ended December 31, 2011, incorporated by reference in this prospectus from KBS Legacy Partners Apartment REIT, Inc.'s Current Report on Form 8-K/A filed with the SEC on June 27, 2012, (v) statement of revenues over certain operating expenses of Legacy Crescent Park for the year ended December 31, 2011, incorporated by reference in this prospectus from KBS Legacy Partners Apartment REIT, Inc.'s Current Report on Form 8-K/A filed with the SEC on May 29, 2012, (vi) statement of revenues over certain operating expenses of The Residence at Waterstone for the year ended December 31, 2011, incorporated by reference in this prospectus from KBS Legacy Partners Apartment REIT, Inc.'s Current Report on Form 8-K/A filed with the SEC on May 10, 2012, (vii) statement of revenues over certain operating expenses of Poplar Creek for the year ended December 31, 2011, incorporated by reference in this prospectus from KBS Legacy Partners Apartment REIT, Inc.'s Current Report on Form 8-K/A filed with the SEC on April 12, 2012, all have been audited by Ernst &Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein and incorporated herein by reference. Such statements of revenues over certain operating expenses are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.
Incorporation of Certain Information by Reference
We have elected to “incorporate by reference” certain information into this prospectus. By incorporating by reference, we are disclosing important information to you by referring you to documents we have filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for information incorporated by reference that is superseded by information contained in this prospectus. You can access documents that are incorporated by reference into this prospectus at the website maintained for us, other KBS-sponsored programs and our advisor and its affiliates at www.kbsreits.com (URL for documents: https://www.kbs-cmg.com/~/Apartment_REIT/Apartment_info.htm). There is additional information about us and our affiliates at our website, but unless specifically incorporated by reference herein as described in the paragraphs below, the contents of that site are not incorporated by reference in or otherwise a part of this prospectus.
The following documents filed with the SEC are incorporated by reference in this prospectus (Commission File No. 333-181777), except for any document or portion thereof deemed to be “furnished” and not filed in accordance with SEC rules:

•	Quarterly Report on Form 10-Q for the three months ended March 31, 2013 filed with the SEC on May 10, 2013;

•	Annual Report on Form 10‑K for the fiscal year ended December 31, 2012 filed with the SEC on February 26, 2013;

•	Definitive proxy statement on Schedule 14A filed with the SEC on April 18, 2013;

•	The description of our common stock contained in our Registration Statement on Form 8-A12G (Reg. No. 000‑54673), filed with the SEC on April 27, 2012;

•	Current Report on Form 8-K/A filed with the SEC on June 12, 2013;

•	Current Report on Form 8-K filed with the SEC on June 10, 2013;

•	Current Report on Form 8-K filed with the SEC on May 14, 2013;

•	Current Report on Form 8-K filed with the SEC on May 8, 2013;

•	Current Report on Form 8-K filed with the SEC on April 23, 2013;

•	Current Report on Form 8-K filed with the SEC on April 10, 2013;

•	Current Report on Form 8-K filed with the SEC on March 4, 2013;

•	Current Report on Form 8-K filed with the SEC on February 26, 2013;

•	Current Report on Form 8-K/A filed with the SEC on February 26, 2013;

•	Current Report on Form 8-K filed with the SEC on January 25, 2013;

•	Current Report on Form 8-K filed with the SEC on January 18, 2013;

•	Current Report on Form 8-K filed with the SEC on January 16, 2013;

•	Current Report on Form 8-K filed with the SEC on January 9, 2013;

•	Current Report on Form 8-K/A filed with the SEC on December 18, 2012;

•	Current Report on Form 8-K/A filed with the SEC on June 27, 2012;

•	Current Report on Form 8-K/A filed with the SEC on May 29, 2012;

•	Current Report on Form 8-K/A filed with the SEC on May 10, 2012; and

•	Current Report on Form 8‑K/A filed with the SEC on April 12, 2012.
We will provide to each person, including any beneficial owner, to whom this prospectus is delivered, upon request, a copy of any or all of the information that we have incorporated by reference into this prospectus but not delivered with this prospectus. To receive a free copy of any of the documents incorporated by reference in this prospectus, other than exhibits, unless they are specifically incorporated by reference in those documents, call or write us at:
KBS Capital Markets Group LLC
660 Newport Center Drive, Suite 1200
Newport Beach, California 92660
Telephone: (866) KBS-4CMG or (866) 527-4264
Fax: (949) 717-6201
www.kbs-cmg.com
The information relating to us contained in this prospectus does not purport to be comprehensive and should be read together with the information contained in the documents incorporated or deemed to be incorporated by reference in this prospectus.

APPENDIX A
KBS LEGACY PARTNERS APARTMENT REIT, INC.
THIRD AMENDED AND RESTATED DIVIDEND REINVESTMENT PLAN
Adopted April 9, 2013
KBS Legacy Partners Apartment REIT, Inc., a Maryland corporation (the “Company”), has adopted an Amended and Restated Dividend Reinvestment Plan (the “DRP”), the terms and conditions of which are set forth below. Capitalized terms shall have the same meaning as set forth in the Company’s charter unless otherwise defined herein.
1. Number of Shares Issuable. The number of shares of Common Stock authorized for issuance under the DRP is 80,000,000.
2. Participants. “Participants” are holders of the Company’s shares of Common Stock who elect to participate in the DRP.
3. Distribution Reinvestment. The Company will apply that portion (as designated by a Participant) of the dividends and other distributions (“Distributions”) declared and paid in respect of a Participant’s shares of Common Stock to the purchase of additional shares of Common Stock for such Participant. Such shares will be sold through the broker-dealer and/or dealer manager through whom the Company sold the underlying shares to which the Distributions relate unless the Participant makes a new election through a different distribution channel. The Company will not pay selling commissions on shares of Common Stock purchased in the DRP.
4. Procedures for Participation. Qualifying stockholders may elect to become a Participant by completing and executing the Subscription Agreement, an enrollment form or any other Company-approved authorization form as may be available from the dealer manager or participating broker-dealers. To increase their participation, Participants must complete a new enrollment form and make the election through the dealer manager or the Participant’s broker-dealer, as applicable. Participation in the DRP will begin with the next Distribution payable after receipt of a Participant’s subscription, enrollment or authorization. Shares will be purchased under the DRP on the date that the Company makes a Distribution. Distributions will be paid monthly as authorized and declared by the Company’s board of directors.
5. Purchase of Shares. Until the Company establishes an estimated value per share of Common Stock for a purpose other than to set the price to acquire a share in one of the Company’s public offerings, Participants will acquire Common Stock at a price per share equal to 95% of the price to acquire a share of Common Stock in the primary offering of the Company’s then-effective public offering (ignoring any discounts that may be available to certain categories of investors). Once the Company establishes an estimated value per share of Common Stock for a purpose other than to set the price to acquire a share in one of the Company’s public offerings, Participants will acquire Common Stock at a price equal to 95% of the estimated value of the Company’s Common Stock, as estimated by the Company’s advisor or other firm chosen by the board of directors for that purpose. The Company expects to establish an estimated value per share of Common Stock for a purpose other than to set the price to acquire a share in one of the Company’s public offerings after the completion of the Company’s offering stage. The Company’s offering stage will be complete when the Company is no longer publicly offering equity securities – whether through its initial public offering or follow-on public offerings – and has not done so for up to 18 months. For the purpose of determining when the Company’s offering stage is complete, equity offerings do not include offerings on behalf of selling stockholders or offerings related to any dividend reinvestment plan, employee benefit plan or the redemption of interests in KBS Legacy Partners Limited Partnership, the Company’s operating partnership. Participants in the DRP may purchase fractional shares so that 100% of the Distributions will be used to acquire shares. However, a Participant will not be able to acquire shares under the DRP to the extent such purchase would cause it to exceed limits set forth in the Company’s charter, as amended.
6. Taxation of Distributions. The reinvestment of Distributions in the DRP does not relieve Participants of any taxes that may be payable as a result of those Distributions and their reinvestment pursuant to the terms of this DRP.
7. Share Certificates. The shares issuable under the DRP shall be uncertificated until the board of directors determines otherwise.
8. Voting of DRP Shares. In connection with any matter requiring the vote of the Company’s stockholders, each Participant will be entitled to vote all shares acquired by the Participant through the DRP.

9. Reports. Within 90 days after the end of the calendar year, the Company shall provide each Participant with (i) an individualized report on the Participant’s investment, including the purchase date(s), purchase price and number of shares owned, as well as the amount of Distributions received during the prior year; and (ii) all material information regarding the DRP and the effect of reinvesting dividends, including the tax consequences thereof. The Company shall provide such information reasonably requested by the dealer manager or a participating broker-dealer, in order for the dealer manager or participating broker-dealer to meet its obligations to deliver written notification to Participants of the information required by Rule 10b-10(b) promulgated under the Securities Exchange Act of 1934. In the event that the DRP is amended in accordance with Section 11 hereof, the DRP, as amended, must provide that all material information regarding Distributions and the effect of reinvesting such Distributions, including tax consequences thereof, shall be provided to Participants at least annually.
10. Termination by Participant. A Participant may terminate participation in the DRP at any time by delivering to the Company a written notice. To be effective for any Distribution, such notice must be received by the Company at least four business days prior to the last business day of the month to which the Distribution relates. Notwithstanding the preceding sentence, if the Company publicly announces in a filing with the Securities and Exchange Commission a new estimated value per share of its Common Stock, then a Participant shall have no less than two business days after the date of such announcement to notify the Company in writing of Participant’s termination of participation in the DRP and Participant’s termination will be effective for the next date shares are purchased under the DRP. Any transfer of shares by a Participant will terminate participation in the DRP with respect to the transferred shares. Upon termination of DRP participation, Distributions will be distributed to the stockholder in cash.
11. Amendment or Termination of DRP by the Company. The Company may amend or terminate the DRP for any reason upon ten days’ written notice to the Participants. The Company will provide notice by including such information (a) in a Current Report on Form 8-K or in its annual or quarterly reports, all publicly filed with the Securities and Exchange Commission; and (b) in a separate mailing to the participants.
12. Liability of the Company. The Company shall not be liable for any act done in good faith, or for any good faith omission to act.
13. Governing Law. The DRP shall be governed by the laws of the State of Maryland.

SUPPLEMENTAL INFORMATION - The prospectus of KBS Legacy Partners Apartment REIT, Inc. consists of this sticker, the prospectus dated March 8, 2013, supplement no. 1 dated April 10, 2013, supplement no. 8 dated August 8, 2013, supplement no. 10 dated October 2, 2013 and any supplements filed subsequent thereto.
Supplement no. 1 includes:

•	an update to the suitability standards for our offering applicable to Ohio investors;

•	an update to our acquisition and investment, borrowing and disposition policies;

•	an amendment to our dividend reinvestment plan;

•	updates to the biographical information of our directors and officers; and

•	an update to the prior performance information in the prospectus.
Supplement no. 8 includes:

•	the status of the offering;

•	information regarding our indebtedness;

•	selected financial data;

•	the declaration of distributions for August through October 2013;

•	updated risks factors;

•	“Management's Discussion and Analysis of Financial Condition and Results of Operations” similar to that filed in our quarterly report on Form 10-Q for the period ended June 30, 2013;

•	our unaudited financial statements and the notes thereto as of and for the period ended June 30, 2013; and

•
our statements of revenues over certain operating expenses and the notes thereto of Millennium Apartment Homes for the three months ended March 31, 2013 (unaudited) and the year ended December 31, 2012.

Supplement no. 10 includes:

•	updated suitability standards for our offering applicable to California and New Mexico investors;

•	the status of the offering;

•	information with respect to our real estate investments, including outstanding debt obligations;

•	selected financial data;

•	funds from operations and modified funds from operations for the six months ended June 30, 2013 and 2012 and the years ended December 31, 2012 and 2011;

•	distributions declared and paid;

•	distributions declared for August through October 2013;

•	fees earned by and expenses reimbursable to our advisor and the dealer manager;

•	information regarding our share redemption program;

•	updated risk factors;

•	the adoption of our amended and restated dividend reinvestment plan;

•	updated information related to Federal Income Tax Considerations;

•	an amendment to our advisory agreement with our advisor, KBS Capital Advisors;

•	information regarding experts; and

•	information incorporated by reference.